EXHIBIT 4

Letter from Clinton Magnolia Master Fund, Ltd. to Porter Bancorp, Inc., dated July 11, 2011

CLINTON MAGNOLIA MASTER FUND, LTD.
c/o Clinton Group Inc.
9 West 57th Street, 26th Floor
New York, New York 10019

July 11, 2011

By Facsimile and Fedex

Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223
Attention: J. Chester Porter
   Chairman

Dear Mr. Porter:

             Clinton Magnolia Master Fund, Ltd. (together with its affiliates, “Clinton”) is the direct beneficial owner of 744,135 shares (the “Shares”) of common stock, no par value (the “Common Stock”), of Porter Bancorp, Inc. (together with PBI Bank, Inc., the “Bank”), which represents approximately 6.2% of the Common Stock outstanding.

                 At the time of our investment, we believed in the underlying value of the Bank and its future growth prospects.

                 However, we have come to believe that the Bank will only remain a safe and sound Bank and reach its full potential if its Board of Directors (the “Board”) brings in new executive leadership. Very recently, the Bank consented to the issuance of a Consent Order (the “Consent Order”) against it by the Federal Deposit Insurance Corporation and the Kentucky Department of Financial Institutions that mandated a third-party evaluation of the executive team “for the purpose of providing qualified management for the Bank.” The Consent Order, as you know, also requires the Bank to take near-term action in a number of areas that, frankly, would have already been addressed by qualified executive leadership: shoring up the Bank’s capital, reducing substandard assets, “accurately” reporting its ALLL, strengthening its loan review function, eliminating loss assets, and reducing loan concentrations, to name a few.

                 In the interest of the Bank’s safety and soundness, we believe the time has come for the Board of Directors to replace the Chief Executive Officer with an experienced executive who can quickly resolve the Bank’s ongoing issues and properly manage the Bank’s operations, compliance with GAAP, financial disclosures and relationships with the regulators going forward. We trust that any third party consultant hired by the Bank in compliance with the Consent Order will so demand and we urge the Board to act quickly on the consultant’s recommendation.

                 For months the Bank’s Chief Executive has assured us that she was diligently working to resolve the Bank’s NPA issues. But essentially nothing substantial has happened. The quarters of dawdling on this front have threatened the safety and soundness of the Bank (as now confirmed by the Consent Order), stymied the Bank’s business plan, destroyed a tremendous amount of shareholder value (more than $75 million in just the last twelve months), and discouraged sell-side analysts (each of whom has only been able to muster a “hold” recommendation, despite the Bank’s low valuation) and investors alike.

                 More generally, as I am sure you can appreciate, it is disconcerting to us as a large investor in the Bank that the regulators have found so many deficiencies and that the executive team and the Board have to be led into compliance by the Bank’s regulators. Moreover, the Consent Order requires the Bank to eliminate or correct “all violations of law, rule and regulation” identified in the January 3, 2011 Evaluation Report. It should go without saying that the Bank’s operating procedures and standards should have been compliant with law all along. We again encourage the Bank to deal with its NPA issues and to do so immediately.

                 On a related topic, it is now also apparent that a number of the representations and warranties made to us in connection with our investment were likely false, including, but not limited to, representations and warranties with respect to financial statements, internal controls, compliance with law, Sarbanes Oxley compliance and loan loss reserves. We have reason to believe that in addition to the areas explicitly noted in the Consent Order, there were significant deficiencies in the appraisals of the Bank’s loan portfolio and in the Bank’s review of those appraisals. As a result of the deficiencies explicitly noted by the regulators and those relating to appraisals, we believe that the Bank’s financial statements were not prepared in accordance with GAAP and did not reflect the true financial position of the Bank, and that the internal controls over financial reporting and Sarbanes-Oxley disclosure controls were not effective as represented.

                 We are mindful that the biggest beneficiaries of the lofty valuation in the June and July 2010 private placement were Ms. Bouvette and you, as the largest holders of the Bank’s equity. We note with some trepidation that the Consent Order specifically admonishes the Bank, if it is to raise capital again, to do so this time through offering materials that provide “an accurate description of the financial condition of the Bank”. We fear that was not done the last time and that we are the victims of those “inaccurate” descriptions of the Bank’s then condition.

                 In light of the apparent misrepresentations, we demand that the Bank take immediate steps to make investors in the June and July 2010 transactions, such as us, whole, through the issuance of additional securities that do not reduce the Bank’s capital or affect its safety and soundness.  If the Bank fails to do, we reserve our right to pursue all available remedies to us for breach.

                 The circumstances here – strong regulatory action, operational mismanagement, substantial loss of shareholder value, misrepresentations made to investors, and an ongoing failure to confront the NPAs on the books – give rise to heightened duties for the Board. In addition to compensating investors such as ourselves that were induced to purchase securities through misrepresentations in a manner that is consistent with the safety and soundness of the Bank, we believe the Board must immediately implement the various requirements of the Consent Order and, consistent with that Consent Order and subject to any required regulatory consent, should also take the following steps to preserve shareholder value and ensure the safety and soundness of the Bank:

●	replace the Bank’s Chief Executive Officer by conducting an expedited search with input from the Bank’s significant stakeholders, such as Clinton;

●	augment the Board by expanding it to eight members, filling the vacancy so created with an appropriately qualified individual designated by Clinton;

●	raise additional capital, if necessary, in way that does not disadvantage the existing shareholders; and

●	create a special committee of the Board, including the Clinton Board designee, to oversee asset sales.

                 We hope that the Board will act in accordance with the foregoing.  If the Board fails to do so, we reserve our right to pursue all available remedies against the Bank and the Board to protect the safety and soundness of the Bank, achieve redress for the misrepresentations made to us, and prevent the further deterioration of shareholder value.

                 This letter is without prejudice to, and we fully and specifically reserve, any and all rights, powers, privileges and remedies, with respect to the improper management of the Bank, including failures of oversight by the Board, and for the breaches of representations made to us in connection with our investment.

                 We stand ready to assist in the Bank’s return to safety and soundness, including potentially committing additional capital, provided the aforementioned necessary steps are taken.

Very truly yours,

CLINTON MAGNOLIA MASTER FUND, LTD.

By:	/s/ George Hall
Name: George Hall
Title: Authorized Signatory

cc:	Members of the Board of Directors

Frost Brown Todd LLC
400 West Market Street
Suite 3200
Louisville, Kentucky 40202
Attention: Alan MacDonald
James Straus